UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58782/ October 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13202

In the Matter of	:	
	:	
EAST WEST DISTRIBUTORS, INC.,	:	ORDER MAKING FINDINGS AND
ECOMED CORP.,	:	REVOKING REGISTRATIONS
EDGAR GARSIDE CO., INC.,	:	BY DEFAULT
EDULINK, INC. (n/k/a LEARNING	:	
PRIORITY, INC.),	:	
E.J. NAK MATTRESS CO.,	:	
EKNOWLEDGE GROUP, INC.,	:	
ELECTROPHARMACOLOGY, INC.,	:	
E.L. HUNTER, INC., and	:	
ELLIGENT CONSULTING GROUP, INC.	:	
(n/k/a E-VANTAGE SOLUTIONS, INC.)	:	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Ecomed Corp., Edgar Garside Co., Inc., Edulink, Inc. (n/k/a Learning Priority, Inc.), E.J. Nak Mattress Co., eKnowledge Group, Inc., Electropharmacology, Inc., E.L. Hunter, Inc., and Elligent Consulting Group, Inc. (n/k/a e-Vantage Solutions, Inc.) (collectively, Respondents).[1] The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 16, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii)

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[1] The proceeding has ended as to Respondent East West Distributors, Inc. East West Distributors, Inc., Exchange Act Release No. 58746 (Oct. 8, 2008).

on or before September 29, 2008.[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Ecomed Corp., CIK No. 1137998,[3] is a Nevada corporation located in Bellingham, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB[4] registration statement on May 7, 2001, which reported a net loss of $309,914 for the year ended December 31, 2000.

Edgar Garside Co., Inc., CIK No. 1100137, is a dissolved Nevada corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A on March 30, 2000, which reported a net loss of over $1,399 for the prior nine months.

Edulink, Inc. (n/k/a Learning Priority, Inc.), CIK No. 1023008, is a Nevada corporation located in Thousand Oaks, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports with properly audited financial statements since it filed a Form 10-Q for the period ended October 31, 2006, which reported a net loss of $2,673,898 for the prior nine months. The company recently changed its name to Learning Priority, Inc., and filed Forms 10-K for the fiscal years ended 2006 and 2007, as well as four interim reports. The financial statements contained in the quarterly and annual reports since the period ended October 31, 2006, were not audited by an independent accounting firm registered with the Public Company Accounting Oversight Board. Thus, the reports are materially deficient, and the company remains obligated to file such reports in accordance with Commission

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-SB, 10-KSB, and 10-QSB may be filed, in lieu of Forms 10, 10-K, and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

rules and regulations. As of September 16, 2008, the company's stock (symbol "LRNP") was traded on the over-the-counter markets.

E.J. Nak Mattress Co., CIK No. 1130635, is a Utah corporation located in Ardrossan, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which reported a net loss of $20,525 for the prior three months.

eKnowledge Group, Inc., CIK No. 1045284, is a Nevada corporation located in Dana Point, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-QSB for the period ended June 30, 2003, which reported a net loss of $199,309 for the prior three months. The Form 15 it filed on May 1, 2006, was invalid pursuant to Rule 12g-4(a)(1)(ii) because it reported "approximately 500" shareholders of record. Rule 12g-4(a)(1)(ii) required that the issuer certify that it has less than 500 record shareholders for purposes of terminating registration using the Form 15.[5]

Electropharmacology, Inc., CIK No. 934849, is a void Delaware corporation located in Berkeley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $87,559 for the prior six months.

E.L. Hunter, Inc., CIK No. 1133269, is a permanently revoked Nevada corporation located in Carefree, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $10,255 since inception on December 31, 1998.

Elligent Consulting Group, Inc. (n/k/a e-Vantage Solutions, Inc.), CIK No. 814741, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001.

III. CONCLUSIONS OF LAW

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[5] Effective June 4, 2007, the requirement is found in Rule 12g-4(a)(2). See Termination of a Foreign Private Issuer's Registration of a Class of Securities under Section 12(g) and Duty to File Reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, 72 Fed. Reg. 16934, 16596 (Apr. 5, 2007).

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Ecomed Corp. is REVOKED;

the REGISTRATION of the registered securities of Edgar Garside Co., Inc., is REVOKED;

the REGISTRATION of the registered securities of Edulink, Inc. (n/k/a Learning Priority, Inc.), is REVOKED;

the REGISTRATION of the registered securities of E.J. Nak Mattress Co. is REVOKED;

the REGISTRATION of the registered securities of eKnowledge Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Electropharmacology, Inc., is REVOKED;

the REGISTRATION of the registered securities of E.L. Hunter, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Elligent Consulting Group, Inc. (n/k/a e-Vantage Solutions, Inc.), is REVOKED.

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                                       Carol Fox Foelak
                                       Administrative Law Judge